Independent Brokerage Solutions LLC
Statement of Financial Condition
As of December 31, 2020







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Brokerage Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Madison Avenue - 15 Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Sobel 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC - Siute 700
(Name – *if individual, state last, first, middle name*)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Richard Sobel _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Independent Brokerage Solutions, LLC _____ , as

of _____ December 31 , 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____
Signature



FinOp / CFO
_____
CLAUDIA TAYLOR   Title
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022
_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEPENDENT BROKERAGE SOLUTIONS LLC
Contents
December 31, 2020

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-8



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Independent Brokerage Solutions LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Independent Brokerage Solutions LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Independent Brokerage Solutions LLC's auditor since 2016.

New York, NY

February 23, 2021

INDEPENDENT BROKERAGE SOLUTIONS LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash and cash equivalents	$	911,553
Accounts receivable		156,361
Due from broker		242,214
Investment in securities, at fair value		10,960
Prepaid expenses		18,444
Other assets		67,722
Total assets	$	1,407,254

Liabilities and Members' Equity

Accounts payable and other accrued expenses	$	200,918
PPP Loan		71,800
Total liabilities		272,718
Members' equity		1,134,536
Total liabilities and members' equity	$	1,407,254

The accompanying notes are an integral part of this financial statement.

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Independent Brokerage Solutions LLC (f/k/a SDDco Brokerage Advisors LLC) (the "Company") was formed in the State of New York in December 2009. The Company changed its name effective May 19, 2020 in response to the requirements of Regulation BI. No other aspect of the Company organization changed. The Company registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on November 3, 2010. The Company is registered in all fifty states, the District of Columbia, Puerto Rico, Guam, and the Virgin Islands. The Company ownership consists of two members. In 2020, the Company issued a non-voting Class B member interest. The Company is authorized to conduct a business in the Private Placement of securities; act as a Dealer Manager in best efforts distributions of shares in public non-traded REIT securities; conduct a business in exempt Regulation A offerings; and in conjunction with its clearing agent, the Company conducts the following business lines: retailing corporate debt and equity securities, both over-the-counter and through an exchange member; mutual funds; and, U.S. Government securities. The Company may also conduct Investment Advisory Services; the distribution of Third-Party Research; and, General Corporate Advisory and Compliance Consulting Services to other broker dealers, investment advisors, corporate clients, and hedge funds. The Company will continue indefinitely, unless terminated sooner by Management. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company introduces all customer accounts on a fully disclosed basis to its clearing agent, Pershing LLC, and maintains a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule). The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule) and will not hold customer funds or safe keep customer securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The company places its cash with high credit quality financial institutions. At times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not incurred such a loss in the past.

Revenue Recognition and Account Receivable

Revenue is recognized in the period the fees are earned. Securities transactions are recorded on a trade-date basis. The Company earns both securities related commission income for brokerage activities, private placements, investment banking, and referral arrangements, and non-securities related revenue from compliance consulting and corporate advisory engagements. This is in addition to interest income and any gains/losses from investments. Expenses related to registered representatives are typically significant but proportionate in relation to the corresponding income accounts for private placements and corporate advisory commissions due to the fee share arrangements between the Company and each of its registered representatives.

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition and Accounts Receivable (continued)

Accounts Receivable are reviewed monthly and invoices sent on a 30-day net basis. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectible accounts at year-end since it has determined that there is no need for any write-offs.

In 2017 FASB has adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard was effective for the Company for the annual reporting period beginning January 1, 2018.

The Company evaluated the new guidance and the adoption has not had a significant impact on the Company's financial statements. A cumulative effect adjustment under the modified retrospective method of adoption has not been necessary.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is treated as a partnership. The Company's income or loss is reportable by its members on their tax returns. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2017, 2018, and 2019. The Company is subject to New York City Unincorporated Business Tax, a provision for which is reported on the statement of operations.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy (continued)

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The investment of the Company at December 31, 2020 mainly consists of publicly traded shares categorized as Level 1.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $1,016,717 which was $1,003,322 in excess of its required net capital of $13,395. The Company's net capital ratio was .20 to 1.

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company has an agreement with S. D. Daniels & Co., CPA, P.C. ("SDDCO"), a related entity, whereby SDDCO and its affiliate provides certain administrative services and the use of certain office space in connection with the Company's operations. In exchange for these services and office space, the Company is billed a representative allocation of direct expenses based on square footage, human resources and other related factors. The Rent allocation is a month-to-month expense with the SDDCO lease expiring in December 2030. For the year ended December 31, 2020, expenses allocated to the Company by SDDCO and its affiliate were $87,955 and are included in various categories of the accompanying statement of operations. At December 31, 2020, the Company had a balance of $0 due to SDDCO. SDDCO as the majority owner, also guarantees to provide all necessary capital to the Company, in the event of extraordinary circumstances and the maintenance of adequate net capital.

NOTE 4 -   SIGNIFICANT GROUP CONCENTRATION OF RISK

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business. The Company one largest customer accounted for approximately 50% of the corporate advisory and private equity fee income for 2020.

NOTE 5 -   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2020 or during the year then ended.

NOTE 6 -   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, and no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

NOTE 7 -   BENEFITS

The Company participates in a 401(k) profit sharing plan covering substantially all of its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, if the Company makes a contribution, it must at a minimum equal at least 3% of each participant's compensation, as defined under the plan. The Company contributed $14,828 to the plan for the year ended December 31, 2020 which is reported on the 401(k) employer contributions line on the statement of operations.

NOTE 8 -   OTHER ASSETS

Other assets were mainly consisting of registered representatives reimbursable expenses at year end.

NOTE 9 -   CECL

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

NOTE 10 -   PPP LOAN

During April 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of approximately $71,800 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company has not started the process of applying for loan forgiveness. The PPP Loan is being administered by First Republic and bears interest at a rate of 1.0% per annum.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain (and derecognize the loan) until all uncertainty is removed (i.e. all conditions for forgiveness are met).

As of December 31, 2020, the PPP Loan amounted to approximately $71,800.

NOTE 11 -   RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.